OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Rentah, Incorporated

67 West Street
4th Floor - Suite B-1
Brooklyn, NY 11222

https://www.rentah.com/

100000 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 1,000,000* shares of common stock ($100,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 100,000 shares of common stock ($10,000)

Company	Rentah, Incorporated
Corporate Address	67 West Street Suite B-1, Brooklyn, NY 11222
Description of Business	Rentah is a peer-to-peer platform that allows people and businesses to maximize the value of their underutilized goods and services.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$0.10
Minimum Investment Amount (per investor)	$100

<u>The 10% Bonus for StartEngine Shareholders</u>

Rentah, Incorporated will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 1,000 shares of Common Stock at $0.10 / share, you will receive 100 Common Stock bonus shares, meaning you'll own 1,100 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Rentah Incorporated Is a company that has produced a website and mobile application that allows its users to connect in a peer to peer manner that facilitates the renting of goods and services at a price of our users determination. Our users will have the ability to leverage their local networks to find the goods and services they want to rent or rent out in their community.

Sales, Supply Chain, & Customer Base

We believe our product is an ideal fit for urban and suburban areas where there is a great deal of goods and talent all within walking distance.

Competition

We have many competitors in the shared economy. Most have niches like TaskRabbit and Handy, some are broad and all encompassing like Craigslist and others are reflective of our model like Peerby.

Liabilities and Litigation

We are not in any litigation.

The team

Officers and directors

Anup Desai	Founder/CEO/Director

Anup Desai
I was born in Brooklyn and raised in Staten Island. I have wonderful immigrant parents that have worked for the City of New York for over 30 years. How do I portray myself as someone that is confident and capable enough to turn a start-up into a billion dollar company and not come off like a pretentious douche bag? I have lived in

a number of places (US -NYC and San Diego, Mexico, India) and worked in many industries (government, retail, hospitality, academia). I am a cross between Michael Scott and Tupac, with better hair. In all seriousness, I believe it is my varied experiences that allow me to understand the Sharing Economy and think of it from the perspective of our future users. There is a hole in the market and Rentah can fill it. Rentah can change the world - by reducing waste, building communities, and helping us pay the rent. You read the campaign! Call me if you have any questions - 718-966-3131. October 15, 2013 - Present CEO of Rentah President and Director since March 4, 2014. August 2010 - Present - Adjunct Professor of Geography and Political Science for City University of New York. February 2018 - April 2018 - Temporary Project - Senior Administrative Analyst for The City of New York at the Department of Homelessness

Number of Employees: 3

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **There is no patentable technology behind Rentah, and our intellectual property is minimal. Our competitive advantage hinges on establishing a strong leadership in this new market before others can replicate the platform.** You can't easily resell these securities. It will most likely be some years before you can sell them.
- **Even if we raise the maximum sought in this offering, we may need to raise more funds soon thereafter.** This raise will help us improve our mobile applications and should fund growth of the company for 6 to 8 months before we will need to raise additional capital.
- **Our valuation at this stage is speculation at this point. We've based the share price on how much capital and hard work we've invested thus far.** The government is in the midst of analyzing the effectiveness and overall regulations in the shared economy. The coming years may see a clamp down on markets within the shared economy regarding goods, services and spaces.
- **We face a risk of defective products and, as a result, a damaged reputation and potential litigation. There is always the possibility that someone could use our platform to hurt or steal something from someone.** If any of the products listed on our site contain defects, or have reliability, quality or compatibility problems or injure a user of the product, our reputation could be damaged significantly and customers might be reluctant to use our services, which could result in the loss of revenues. Additionally, users who are injured from such products may file a lawsuit against us. Such expenditures and the effect on our reputation and defending potential lawsuits could have a material adverse effect on the business, financial condition and results of operations of the Company.

- **If we issue additional shares in the future, it will result in the dilution of our existing stockholders.** Our articles of incorporation authorize the issuance of up to 30,000,000 shares of our common stock, with a par value of $0.00001 per share. Our Board may choose to issue some or all of such shares to fund our overhead and general operating requirements. The issuance of any such shares will reduce the book value per share and may contribute to a reduction in the market price of the outstanding shares of our common stock. If we issue any such additional shares, such issuance will reduce the proportionate ownership and voting power of all current stockholders. Further, such issuance may result in a change of control of our company.
- **We do not intend to pay dividends on any investment in the shares of stock of our company.** We have never paid any cash dividends, and currently do not intend to pay any dividends for the foreseeable future. Because we do not intend to declare dividends, any gain on an investment in our company will need to come through an increase in the stock's price. This may never happen and investors may lose all of their investment in our company.
- **No Market; Restrictions on Transferability.** No public market currently exists for the Common Stock. The Common Stock will not be registered under the Securities Act or the securities laws of any state or foreign country and may not be resold unless subsequently registered or exemptions from registration are then available. Purchasers of Common Stock will not have the right to require registration of their shares.
- **There are many competitors in the market that are very well funded and have a head start in market penetration. The coming years may prove their dominance of the market.** At the moment we do not have insurance on our goods and services. Insurance is quite expensive and to purchase will require the raising of additional funds. Insurance is something that we cannot provide while some of our competitors do provide this feature.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Anup Desai, 52.89% ownership, Common Stock

Classes of securities

- Common Stock: 24,000,000

Common Stock

The Company is authorized to issue up to 30,000,000 shares of common stock. There are a total of 24,000,000 shares currently outstanding.

Voting Rights *(of this security)*

The holders of shares of Rentah Inc's common stock, par value $0.00001 per share, are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time to time based upon the results of our operations and our financial condition and any other factors that our Board considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of Rentah's Common Stock are subject to and may be adversely affected by any classes of preferred stock that we may designate in the future.

What it means to be a Minority Holder

As a minority holder of Common Stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

Our financial statements with detailed breakdowns of expenses, from web development, marketing and legal etc, for the years ending December 31, 2016 and 2015 can be found in in the financials section in this campaign.

Financial condition

Rentah generates revenue by earning a 5% commission on successful rental transactions. Rentah has been operating at a loss for the last 3 years. We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of product, which we are releasing in January of 2018. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without revenue generation. Below you can get a better idea of our financial standing and results of our expenditures.

Results of operations

Year ended December 31, 2016 compared to year ended December 31, 2015

2016 Goals & Accomplishments- Taking our knowledge and experience from 2015 we realized the Sharing Economy was going through some big existential changes. The first being the movement towards on-demand. Knowing that this is where the market was headed we began building out our "on-Demand" Renter/ Request facing portion of the website...we also began exploring the process of potential new markets in Mexico and India. Considering the urban developmental world is still new to the Sharing Economy we envision some big possibilities. While our revenue was still nil we began to acquire new users and get valuable feedback across the board and fundamentally shift the Rentah UX.

Revenue

Revenue for fiscal year 2016 was $0, about flat compared to fiscal year 2015 revenue of $0.

Cost of sales

There were no cost of sales. Our efforts and expenditures were focused on developing and testing the product. We were not earning. The increase in expenditures was largely due to an increase in adding resources to our web product and beginning development in our iOS and Android applications.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses and expenses of product development!

2015 Goals & Accomplishments - We built the first version of our product that we were able to share. What we learned? Our product was not that great. We had quite a few bugs. We also learned we needed to do quite a bit of work on our UX and UI to make the sign up and create a listing process easier to initiate. While our hearts were in the right place 2015 was a year for experimentation and growth.

Revenue

Revenue for fiscal year 2015 was $0, about flat compared to fiscal year 2014 revenue of $0.

Cost of sales

There were no cost of sales. Our efforts and expenditures were focused on developing and testing the product. We were not earning.

From 2014- 2017 Rentah was primarily focused on creating a strong product and testing our market fit. With such a broad concept it was important we speak to a wide array of potential users and providers. We took all the knowledge, feedback and experience we gained over the years to radically revamp our website/app and marketing direction to create a product that was crafted with the end user in mind. From April 2017 to today we rebuilt our code base, added our on-demand features and built our mobile applications.

In 2017 we did a complete rebuild of the site, complete 3rd party testing, Android App, iOS app, mobile/desktop website and partial chrome extension. We took everything we learned and created what we consider to be a world class product and are ready to share it with the world.

Financial Milestones

The company is investing for continued technology development (in response to all we've learned thus far), as is generating sizable net income losses as a result. We foresee this loss to continue into 2018 and we plan for a turn around in 2019 once we have successfully launched our P2P on-demand goods platform. This is the feature of Rentah that will instantly match user requests (ie. for a particular appliance) with users that can provide the requested product. Since this feature (P2P goods rental via "Smart Rentah") depends on geographic user density, we will be able to deploy it focusing on one neighborhood at a time, thereby creating small pockets of market penetration and revenue. At this point in 2019 we will look to raise a series A of several million dollars to fund market growth.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

We are currently burning at a lean burn rate of $6,000 per month. With the additional products coming out of our pipeline it is our intention to continue raising money even beyond the StartEngine campaign from our current crop of investors.

Indebtedness

The company also has an outstanding note to two of its existing shareholders for $14,000. The notes bears no cash interest. (1) Andrew Pagliara $7,000 dollars. No Interest; (2) Clara Arbizu and Robert Arajo, $7,000. There is not maturity date or interest on these notes. The Company has a credit line of $28,000 with American Express. Interest is payable at 12.74% for purchases and 25.74% for cash advances.

Recent offerings of securities

- 2015-12-12, Friends and Family, 3000000 Common Stock. Use of proceeds: The proceeds were used to improve the product, payroll for team and marketing efforts.

Valuation

$2,400,000.00

Valuations are often said to be more art than science. The price of the shares merely reflects the opinion of Rentah as to what would be fair market value or industry standard for a company with a similar timeline, quality of products (iOS, Android, Mobile and Web), local experienced team, money invested, and a concept with huge growth potential. This valuation also allows us to raise enough money that we deem necessary to grow without diluting us and inhibiting our freedom to develop.

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$10,000	$100,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$[6000]
Professional Fees	[$2,000]	[$10,000]
Net Proceeds	[$7,400]	$[84,000]
Use of Net Proceeds:		
R& D & Production	$[2,500]	$[30,000]
Marketing	[$5,000]	[$30,000]

Working Capital	$[2,400]	[$24,000]
Total Use of Net Proceeds	$[7,400]	$[84,000]

We are seeking to raise a minimum of $20,000 (target amount) and up to $100,000 (over allotment amount) in this offering through Regulation Crowdfunding.If we manage to raise our over allotment amount of $100,000, we believe the amount will last us 6 months and plan to use the net proceeds of approximately $100,000 over the course of that time as follows.

The main purpose of this raise will be to perfect the product, maintain team and administration integrity and begin an intensive marketing push. This amount of money will not be the only money we raise this year. We are on an effort to build a coalition of angels and raise enough money where we can begin putting serious money behind our marketing efforts and have a competitive payroll so we can attract top notch talent.

Marketing: Our marketing will be two fold: Online and Street Teams. Our online campaign will focus on promoting our apps via Instagram, Facebook and YouTube video campaigns. Our Street Teams will be focused on building hyper local communities that will build bases in urban areas with large housing developments, co-working spaces and dormitories. Wherever there is a high concentration of talented people we will be looking to connect them to each other. This will involve the purchasing of ads and copy materials.

R&D: We must always be up to date in terms of our technological capabilities and safety procedures. We will use the 30,000 dollars to secure insurance for individualized items and to integrate software, do background check on our users and improve our product that will allow for A.I to determine products, price and validity.

Working Capital: We will use or working capital to maintain a roof over Rentah's teams heads and to allow our founders and co-founders to earn an income that will allow us to focus primarily on Rentah instead of rising rents and the burden many urban dwellers face.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

"The company will make annual reports available at Rentah.com/Investors in the area labeled annual report. The annual reports will be available within 120 days of the end of the most recent fiscal year."

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Rentah, Incorporated

[See attached]

Rentah, Inc.

Consolidated Balance Sheets

December 31, 2013, 2014, 2015 and 2016

	Dec 31, 13	Dec 31, 14	Dec 31, 15	Dec 31, 16
ASSETS				
Current Assets				
Checking/Savings				
Chase Business Checking	0.00	0.00	0.00	9,206.00
TD Bank 7310	0.00	1,414.95	0.00	0.00
TD Bank 7615	3,441.37	0.00 [8]	0.00	0.00
Venmo Online Account	100.00	0.00	0.00	5.00
Total Checking/Savings	3,541.37	1,414.95	0.00	9,211.00
Other Current Assets				
Prepaid Expenses	0.00	0.00	0.00	143.75 [4]
Total Other Current Assets	0.00	0.00	0.00	143.75
Total Current Assets	3,541.37	1,414.95	0.00	9,354.75
Fixed Assets				
Start Up Costs				
Accumulated Depreciation	0.00	0.00	-4,579.00 [2]	-13,737.00 [3]
Start Up Costs - Other	0.00	0.00	137,375.00	137,375.00
Total Start Up Costs	0.00	0.00	132,796.00	123,638.00
Total Fixed Assets	0.00	0.00	132,796.00	123,638.00
Other Assets				
Trademarks	0.00	0.00	0.00	926.00
Total Other Assets	0.00	0.00	0.00	926.00
TOTAL ASSETS	**3,541.37**	**1,414.95**	**132,796.00**	**133,918.75**
LIABILITIES & EQUITY				
Liabilities				
Current Liabilities				
Accounts Payable				
Accounts Payable	0.00	0.00	812.81	6,312.31
Total Accounts Payable	0.00	0.00	812.81	6,312.31
Credit Cards				
American Express (11007)	2,313.56	10,688.69	24,829.82	0.00 [6]
American Express (31004)	0.00	0.00	0.00	5,630.07
TD Visa 9158	0.00	3,519.60	0.00 [7]	0.00
Total Credit Cards	2,313.56	14,208.29	24,829.82	5,630.07
Other Current Liabilities				
Loans to/from Shareholders	0.00	0.00	9,519.00	9,519.00
Tax Liabilities				
Franchise Taxes Payable	0.00	0.00	0.00	72.00
Total Tax Liabilities	0.00	0.00	0.00	72.00
Total Other Current Liabilities	0.00	0.00	9,519.00	9,591.00
Total Current Liabilities	2,313.56	14,208.29	35,161.63	21,533.38
Total Liabilities	2,313.56	14,208.29	35,161.63	21,533.38
Equity				
Additional Paid In Capital	11,025.35	97,510.69	139,333.00	271,127.48
Common Stock	0.00	0.00	0.00	229.00 [5]
Retained Earnings	0.00	-9,797.54	42,180.39 [1]	-41,698.63
Net Income	-9,797.54	-100,506.49	-83,879.02	-117,272.48
Total Equity	1,227.81	-12,793.34	97,634.37	112,385.37
TOTAL LIABILITIES & EQUITY	**3,541.37**	**1,414.95**	**132,796.00**	**133,918.75**

Rentah, Inc.
Consolidated Balance Sheets
December 31, 2013, 2014, 2015 and 2016

1. CPA Capitalized $137,375 in start-up costs

2. Depreciation calculated at $137,375 / 180 months x 6 mos (of 2015)

3. Depreciation calculated at $137,375 / 180 months x 12 mos (of 2016)

4. Remaining balance of prepaid insurance policy

5. Common stock purchase value calculated at 22,899,530 shares issued x $0.00001 per share. 7,100,470 of 30,000,000 shares remaining.

6. Amex account ending in 11007 was closed. New account opened with Amex number ending in 31004.

7. TD Visa account closed.

8. TD Bank account closed.

Rentah, Inc.
Consolidated Statements of Comprehensive Income
Years ended December 31,

	Jan - Dec 13	Jan - Dec 14	Jan - Dec 15	Jan - Dec 16	TOTAL
Ordinary Income/Expense					
Expense					
Advertising and Promotion	339.93	5,837.91	896.30	2,321.40	9,395.54
Bank Service Charges	4.60	539.30	282.34	103.79	930.03
Business Licences and Fees	0.00	1,609.36	0.00	115.50	1,724.86
Computer and Internet Expenses	27.24	119.88	0.00	107.79	254.91
Conferences and Events	450.00	488.95	488.98	1,982.87	3,410.80
Contract Services	0.00	0.00	9,045.00	1,492.00	10,537.00
Depreciation Expense	0.00	0.00	4,579.00	9,158.00	13,737.00
Dues & Subscriptions	50.00	1,652.59	959.33	139.86	2,801.78
Education Fees	0.00	76.00	0.00	0.00	76.00
Insurance Expense	0.00	36.76	0.00	201.25	238.01
Interest Expense	0.00	1,031.50	3,088.79	0.00	4,120.29
Meals and Entertainment	556.49	7,030.69	1,078.91	5,012.98	13,679.07
Office Expenses	1,307.04	3,831.30	2,326.62	4,792.94	12,257.90
Office Supplies	260.89	59.70	0.00	31.53	352.12
Parking and Tolls	0.00	34.00	70.06	988.50	1,092.56
Postage and Delivery	0.00	0.00	10.15	13.45	23.60
Professional Fees					
Accounting	0.00	0.00	0.00	2,571.03	2,571.03
Legal					
General Matters	0.00	203.95	3,170.50	11,786.00	15,160.45
Total Legal	0.00	203.95	3,170.50	11,786.00	15,160.45
Total Professional Fees	0.00	203.95	3,170.50	14,357.03	17,731.48
Rent Expense	3,600.00	33,348.86	14,804.00	12,000.00	63,752.86
Taxes					
Franchise Fees	0.00	0.00	0.00	72.00	72.00
Total Taxes	0.00	0.00	0.00	72.00	72.00
Technical Expenses					
Server and Hosting	105.00	386.17	371.52	507.47	1,370.16
Software Subscriptions	0.00	2,001.26	6,503.46	564.13	9,068.85
Total Technical Expenses	105.00	2,387.43	6,874.98	1,071.60	10,439.01
Telephone Expense	703.95	1,745.87	145.83	5,143.44	7,739.09
Travel Expense					
Airfare	0.00	579.40	86.20	1,704.38	2,369.98
Ground Transportation	450.40	3,030.38	705.18	2,203.05	6,389.01
Lodging	0.00	636.31	421.27	1,244.39	2,301.97
Misc.	0.00	0.00	0.00	250.00	250.00
Travel Meals	0.00	31.35	82.21	25.00	138.56
Vehicle Rentals	0.00	0.00	313.37	314.12	627.49
Total Travel Expense	450.40	4,277.44	1,608.23	5,740.94	12,077.01
Web Design & Development	1,997.00	36,195.00	34,450.00	53,041.00	125,683.00
Total Expense	9,852.54	100,506.49	83,879.02	117,887.87	312,125.92
Net Ordinary Income	-9,852.54	-100,506.49	-83,879.02	-117,887.87	-312,125.92
Other Income/Expense					
Other Income					
Interest Income	55.00	0.00	0.00	615.39	670.39
Total Other Income	55.00	0.00	0.00	615.39	670.39
Net Other Income	55.00	0.00	0.00	615.39	670.39
Net Income	**-9,797.54**	**-100,506.49**	**-83,879.02**	**-117,272.48**	**-311,455.53**

See accompanying notes

Rentah, Inc.

Consolidated Statement of Cash Flows

Years Ended December 31,

	Jan - Dec 13	Jan - Dec 14	Jan - Dec 15	Jan - Dec 16
OPERATING ACTIVITIES				
Net Income	-9,797.54	-100,506.49	-83,879.02	-117,272.48
Adjustments to reconcile Net Income				
to net cash provided by operations:				
Prepaid Expenses				-143.75
Accounts Payable			812.81	5,499.50
American Express (11007)	2,313.56	8,375.13	14,141.13	-24,829.82
American Express (31004)				5,630.07
TD Visa (9158)		3,519.60	-3,519.60	
Loans to/from Shareholders			9,519.00	
Tax Liabilities:Franchise Taxes Payable				72.00
Net cash provided by Operating Activities	-7,483.98	-88,611.76	-62,925.68	-131,044.48
INVESTING ACTIVITIES				
Start Up Costs			-137,375.00	
Start Up Costs:Accumulated Depreciation			4,579.00	9,158.00
Trademarks				-926.00
Net cash provided by Investing Activities	0.00	0.00	-132,796.00	8,232.00
FINANCING ACTIVITIES				
Additional Paid In Capital	11,025.35	86,485.34	41,822.31	131,794.48
Common Stock				229.00
Retained Earnings			152,484.42	
Net cash provided by Financing Activities	11,025.35	86,485.34	194,306.73	132,023.48
Net cash increase for period	3,541.37	-2,126.42	-1,414.95	9,211.00
Cash at beginning of period	0.00	3,541.37	1,414.95	0.00
Cash at end of period	**3,541.37**	**1,414.95**	**0.00**	**9,211.00**

Rentah, Inc.

Consolidated Statement of Changes in Stockholder Equity

Years Ended December 31,

	Shares	Issued Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Unearned ESOP Shares	Treasury Stock	Total Equity
Balance at January 1, 2013	0	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Additional Paid In Capital			11,025.35					
Retained Earnings				0.00				
Net Income				-9,797.54				
Balance at December 31, 2013	0	$0.00	$11,025.35	-$9,797.54	$0.00	$0.00	$0.00	$1,227.81
Additional Paid In Capital			86,485.34					
Retained Earnings								
Net Income				-100,506.49				
Balance at December 31, 2014	0	$0.00	$97,510.69	-$110,304.03	$0.00	$0.00	$0.00	-$12,793.34
Additional Paid In Capital			41,822.31					
Retained Earnings				152,484.42				
Net Income				-83,879.02				
Balance at December 31, 2015	0	$0.00	$139,333.00	-$41,698.63	$0.00	$0.00	$0.00	$97,634.37
Additional Paid In Capital			131,794.48					
Common Stock		229.00						
Retained Earnings								
Net Income				-117,272.48				
Balance at December 31, 2016	22,899,530	$229.00	$271,127.48	-$158,971.11	$0.00	$0.00	$0.00	$112,385.37

Rentah, Inc.
Notes to Consolidated Financial Statements
Years Ending December 31, 2013, 2014, 2015 and 2016

The company, Rentah Inc, was incorporated under the jurisdiction of New York on March 4th, 2014. It's main business activities include the web development of a peer-to-peer market place, where the Company will charge a flat fee for use of its web platform.

1. SUMMARY OF ACCOUNTING POLICIES

Basis of Preparation

These financial statements have been prepared in accordance with the generally accepted accounting principles of the United States (GAAP US Generally Accepted Accounting Principles).

Cash and Cash Equivalents

All cash equivalents include demand deposits with banks and highly liquid investments with original maturities of 3 months or less.

Inventory

The Company currently does not own any physical products for the use of re-sale.

Financial Liabilities

Financial Liabilities are measured and amortized at cost.

Property, Plant and Equipment

The Company currently does not have any fixed tangible assets on the Balance Sheet

Intangible Assets

Intangible assets are recorded at cost. Amortization is provided annually at rates calculated to write off the assets over their estimated useful lives as follows:

Startup / Organizational Costs	15 years	straight line

2. ACCOUNT RECEIVABLE

The Company currently has no trade or other accounts receivable

3. INTANGIBLE ASSETS	Cost	Accumulated Amortization	2015	2016
Startup Costs	$137,375	$13,737	$4,579	$9,158

4. BANK INDEBTEDNESS

The Company has a credit line of $28,000 with American Express. Interest is payable at 12.74% for purchases and 25.74% for cash advances.

5. DUE FROM SHAREHOLDERS

The Company currently has a shareholder loan payable for $9,419. It is payable on demand but does not carry an interest rate.

I, Anup Desai, the Chief Executive Officer of Rentah.com hereby certify that the financial statements of Rentah Incorporated and notes thereto for the periods ending 2015 first (Fiscal Year End of Review) and 2016 second Fiscal Year End of Review included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2016 the amounts reported on our tax returns were total income of $ (-117,272.48); taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the date December 1, 2017.

Chief Executive Officer
December 1, 2017

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Rentah.com is pending **StartEngine Approval.**



PLAY VIDEO

Rentah.com

Rent Whatever, Whenever.

Small OPO · Brooklyn, NY · Consumer Internet · Accepting International Investment

0
Investors

$0.00
Raised of $10K - $100K goal


Welcome to Rentah
Rent whatever, whenever


What do you want?
Search for it and rent it!
place bid
What do you have?
Upload it to Rentah and find renters
accept bid
Meet your neighbors
Exchange goods, services and spaces
begin the transaction
freelancers
local businesses
Use product + return it
Pay or get paid
reduce. reuse. rent
Check us out at Rentah.com and friend us at Facebook.com/rentahlove

Invest in Rentah.com

Rent-a-projector, Rent-a-lawnmower, Rent-a-dog walker, Rent-a-Halloween costume, Rent-a -guitar teacher, Rent-a-bouncy castle, prom dress, DJ, ice cream maker, Spanish tutor, steam vac, 3D printer, tuxedo, power drill ...... Do you get the name, idea, and possibilities?

All over the world people are changing the way they consume products and services. Companies like Netflix, AirBnB, Seamless, and many others, accommodate an ongoing shift in consumer preference away from ownership of goods and towards on-demand access. People are looking for ways to temporarily use all kinds of goods and services without having to buy them. Rentah is the next big platform to satisfy consumer desire by enabling P2P rental of household goods and services. Rentah's marketplace and mobile apps facilitate easy and trustworthy rentals of goods and services between people near each other - the way neighbors used to do. **We take a novel approach where you can list your own items and services at a price of your choosing *or* you can request an item on demand at a price of your choosing.** We figure out who has it within walking distance (preferably in your own apartment building), and then we facilitate the rental transaction. **We also allow people to buy and sell goods but we put emphasis on "renting" because of its environmental and societal benefits.**

With Rentah you can pay to borrow that upholstery steamer you never even knew your 3rd floor neighbor had or make money teaching your neighbors Photoshop or sell that old crib so that it is still put to good use. **This is the power of Rentah: to change the way people and communities consume.**

Investment

$.10/share of Common Stock | When you invest you are betting the company's future value will exceed $2.5 Million. **Why Invest?**

Ultimately at our core we are a community-oriented, sustainably-minded company. That does not mean we do not ALSO believe in the incredible earning potential we have as a company. Collectively, **the sharing economy is expected to grow from a $14 billion industry to a $335 billion dollar industry by 2025.*** Consumers, especially those that are tech savvy, are shifting attitudes around goods, now prioritizing access over outright ownership. Internet and mobile access have revolutionized economic thinking and practice while eliminating the barriers to entry for participating in the sharing economy. **Rentah's flexibility and freedom allows our users to seamlessly weave from being a provider or renter and find goods or services on-demand.** This broad scope will allow us to cater to many communities and markets that are only now learning about the sharing economy, as well as consumers who are irritated by the current options.

With the additional funding we seek to complete development of our iOS app, test and market our product in hyper-local communities, and demonstrate value to consumers.

- Anup Yogi Desai, CEO & Founder

This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

"Our mission is to give individuals and businesses the opportunity to earn and save money by tapping into the power of renting and sharing our local products and talents." #RentahLove

---

The "Sharing Economy"

"...... car buyers haven't worried about the excess capacity they were purchasing, as long as the lifetime value of the vehicle was greater for them than its lifetime cost. But the reality is that all that time the private automobile sits idle, economic value is going unrealized. And cars are by no means alone in their lumpiness. Houses, apartments, offices, bikes, computers, clothes, books, toys — all represent goods that individuals buy for their own use, but which bring with them a good deal of excess capacity. And don't forget physical and intellectual labor: A handyman's ability to fix things goes unused much of the time, as does an engineer's ability to design solutions to specific problems."

- **Oscar Salazar, Former CTO of Uber**



Designer $30/hr
Speakers $20/mo
2017
Surfboard $40/wk
Lamp $15/day
Computer $50/wk
Books $12/mo
Surfing Lessons $30/hr
Developer $50/hr
Desk $10/day
Chair $5/day

Our Product

Website and Mobile Version



Android and iOS Mobile Apps & Chrome Extension

We are a website and mobile app that allows people to rent out, resell, and request the goods and services they possess or need in their local communities. **The less we buy and the more we rent - the less we have to take from the Earth. It also has the added benefit of keeping our money and resources local and neighborhoods vibrant.** Some people have asked us why we are not only focusing on goods. We believe by pairing goods and services we are giving people an opportunity to combine their products with the passions they enable i.e a photographer, her camera, and the photography lessons she provides.

We have developed a robust website and Android App with a easy-to-use interface that allows you to switch between being a Provider and Renter depending on your needs. We have also built in social media integration, friend connections, messaging, online payments and location services - **everything needed for a local sharing-economy.** We are also a month away from releasing our iOS app!

Our **Chrome Extension** is still a work in progress with a release date in the Summer of 2018. The extension will allow users to see if the same item they are searching for on Amazon, or other major retailers, is listed or being requested on Rentah. **Rentah users wont have to buy that expensive portable projector if someone else is renting it out**, ***or*** **they can buy it and rent it out to the three people that are requesting it and earn their money back!** We hope to return to an era where the products we purchase and skills we develop are considered investments in our future.


Have Extra Stuff Lying Around?
Create a Listing for it, at a price of your choosing, and begin making money off of your things!
Create Listing
Can't Find What You're Looking For?
Place a Request for it, at a budget of your choosing, and we will help you find it!
Create Request


Lisa James
Renter
Popular listings
Create a request
My rentals
How it works
Provider
Referrals
Settings
FAQ
Log out
CREATE REQUEST
Photos
Title
Category
Budget
Rental Period
Location
Piano
Request | GOODS
Budget: $100
Location: Greenpoint
I HAVE THAT


Lisa James
Renter
Provider
Popular requests
Create a listing
My rentals
How it works
Referrals
Settings
FAQ
Log out
LISTINGS
REQUESTS
CONNECTIONS
Hey I'm Lisa
Send a message
Add connection
Vintage bike
$10/day | GOODS
Really nice bike for a nice ride in the park.
Choose rate:
Dates/times:
Deposit:
Location:
RENT IT

Competitor Analysis

Our goal is to become the next generation of Craigslist.
This is what we have that Craigslist does not have.

- **We hold deposits.**
- **All payments handled online.**
- **We have an online rating system.**
- **A personal profile that is easily searchable.**
- **Quick and simple internal messaging system.**
- **Mutual connections and second connections.**
- **Always come up first when someone searches locally.**
- **A dashboard to manage everything in one simple place.**

Features	Request	Listings	Matching	Local	Social	Payment
Rentah	✓	✓	✓	✓	✓	✓
Goods						
Letgo		✓		✓		
Ebay		✓				✓
Services						
Taskrabbit	✓		✓	✓		✓
Fiver		✓			✓	✓
Both						
Craigslist	✓	✓		✓		

Market and Industry

The sharing economy is huge. It consists of used goods sellers, online ticket resellers, handmade product sellers, online fundraising projects, ride hailing apps, home sharing sites, shared office spaces, online task marketplaces, and product rentals. Rentah's initial focus will be on the last two, an **online task marketplace and a product rental site - goods & services**.

Situational Analysis

Problem:

According to the United Nations, the global population is expected to reach 9.2 billion by 2050, with more people living in cities with higher levels of both affluence and poverty. As cities grow and become denser, greater access to a wider array of shared resources and assets will become necessary with limited resources and space. There is also the additional problem of A.I., machine learning, and 3-d printing taking over many jobs. This will create the need to utilize our untapped skills and resources to avoid financial hardship.

- Research indicates that half of the working US population will move into the freelance sector within the next 5 years
- Currently 51% of millennial freelancers report being underemployed.
- Underemployment and unemployment are over 20% (60 million people in the US)
- Only 13% of people are happy with their work and 80% of freelancers would prefer additional work
- 10% of Americans use offsite storage for unused goods (fastest growing sector of commercial real estate market)

Simply put - we are not happy with our work or our things, we do not have enough space, and we could use more money.

Solution:

Our platform allows "Providers" (individuals and businesses) to maintain profiles and offer their goods and services for rent or sale. It also allows "Renters" to request goods and services on an on-demand basis. By connecting providers and renters and pairing goods and services, we can create an ecosystem that provides access to the things we need and/or additional revenue streams, regardless of income class.

Rentah needs to build awareness of its brand and platform by positioning itself as a one-stop platform for all things rentable including goods and services. 80% of people in the US would only use a sharing platform if it was personally recommended by a friend or family member. By focusing on word of mouth through unparalleled user experience and our referral plan (See Below), we can create exponential user growth as well as revenue growth.

Market Analysis

The sharing economy movement is headed mainstream. Collectively, the sharing economy is expected to grow from a $14 billion industry to a $335 billion industry by 2025. Consumers are shifting from a consumption model to an access model. Trust, convenience, and a sense of community are all major factors in pushing adoption of the sharing economy forward.

According to a research report by Hawksworth, the majority of the growth will be in 5 sectors including Crowdsourcing (63%), Freelance Platforms (37%), P2P Accommodation (31%), Car Sharing (23%) and Music and Video Streaming (17%). Equipment/goods rental only accounts for 5% of the projected growth however; our platform aims to offer a **trifecta of sectors that are exponentially more useful when combined: Goods, Services and Spaces (soon).**



Projected revenue for sharing economy and traditional rental, in $ U.S. billions, 2013 and 2025
Traditional Rental
Sharing Economy
0
100
200
300
400
500
600
700
Year 2013
Year 2025

Source: "The sharing economy—sizing the revenue opportunity," (Hawksworth et al., 2014)



Projected growth rate of sharing economy and traditional rental, 2013 and 2025
70%
60%
50%
40%
30%
20%
10%
0%
-10%
Crowd-funding
Online staffing
P2P accommodation
Car sharing
Music and video streaming
Equipment rental
B&B and hostels
Book rental
Car rental
DVD rental
Traditional Rental
5%
4%
3%
2%
-5%
Sharing Economy
63%
37%
31%
23%
17%
Sharing Economy
Traditional Rental

Source: "The sharing economy—sizing the revenue opportunity," (Hawksworth et al., 2014)

Target Demographic

Our ideal renters are between the ages of 18 and 45. They can be single or married and raising families. These active consumers represent a group of mostly college graduates with moderate household income. The only exception would be active renters of household goods, with the majority having an income of less than $30,000. Regardless of income, they generally typically reside in population-dense urban areas.

Based on the above there are 51 million potential users in the U.S. But really, we believe anyone will be able to find some value on Rentah.



Rentah.com
DO YOU HAVE STUFF?
THEN SIGN UP AND START POSTING YOUR GOODS ON RENTAH
COMPUTERS - BOOKS - TOOLS - BIKES - GAMING SYSTEMS - INSTRUMENTS - FURNITURE - ELECTRONICS
Our platform allows people to post the goods that they wish to "rent out" at a price of their choosing with NO FEES. Once a rental is posted, we will make sure that listing gets to our users based on their preference and needs.
@RentahLove



Rentah.com
YOU DO YOUR BEST WORK IF YOU DO A JOB THAT MAKES YOU HAPPY.
BOB ROSS
Do you like to do things by yourself?
Then sign up and start providing on Rentah
Tools - Tutorials - Painting - Contracting - Craftmanship - Interior Design
We want you to rent out your arts & crafts skills and make some money. Our free platform allows you to market and offer your services within your community. Just visit us at rentah.com and sign up, we'd love to promote you!
@RentahLove

"Rentah Stories"





RENTAH


































A glimpse into some of the characters, and energy behind the Rentah mission.


Rentah's vision is a future
where
REVENUE
can come
FROM
ANYTHING
you
own or know.

"The 'sharing economy' was outed as the 'rental economy.' Nobody is sharing anything. People are making money, plain and simple. Technology has made renting things (even in real time) as simple as it made buying things a decade ago. Uber and Airbnb are the big winners in this category, but there are and will be others." **- Fred Wilson of Union Square Ventures**

Rentah makes 5% on the total transaction that will be paid by the renter. We charge the "renters" rather than the "providers" because we want to be friendly to the small businesses and freelancers providing the products, labor, and services listed on the site. **We tell our providers: "We don't make a nickel until you make a dollar."** Beyond the millions of nickels we think we can earn through transactions, we see potential opportunities to earn with advertising, data, and insurance, among other avenues.

We want to walk the walk when we say we are a "Sharing Economy" company. It's why we built our referral plan the way we did. We wanted to show people that if they helped us grow - they would would grow with us. We believe our continued success will depend on our community. **#RentahLove #TrueSharingEconomy**

Sources:

*https://www.brookings.edu/research/the-current-and-future-state-of-the-sharing-economy/
http://www.web-strategist.com/blog/2014/03/03/report-sharing-is-the-new-buying-winning-in-the-collaborative-economy/
https://www.becomingminimalist.com/clutter-stats/
https://www.bcg.com/publications/2017/strategy-accelerating-growth-consumer-products-hopping-aboard-sharing-economy.aspx
http://time.com/4169532/sharing-economy-poll/
https://www.forbes.com/forbes/welcome/?toURL=https://www.forbes.com/sites/susanadams/2013/10/10/unhappy-employees-outnumber-happy-ones-by-two-to-one-worldwide/
https://www.slideshare.net/LeoBurnettWorldwide/the-us-sharing-economy-leo-burnett-report-final

**http://avc.com/2014/12/what-just-happened/



Rentah Launches!

We launch and begin coding. We don't really know what we are doing but we are motivated.

March 4, 2014

July 15, 2016


Welcome to Rentah

Release of Rentah.com 1.0

We released the first version of Rentah.com and begin to test the waters of public opinion.



Better Branding (Beta Testing)

We begin a year of testing and getting feedback from individuals and work with General Assembly. We understand what our tech and UX was missing.

April 25, 2017

March 15, 2018



We Launch Our OPO on StartEngine

You are all "Angels" in our eyes and we are looking for people that want to join us and support our vision of the Shared Economy.



Release Rentah 2.0 (ANTICIPATED)

We show off our on-demand and Smart Rentah features that allow people to request what they need, whenever.

April 1, 2018

In the Press




HEMISPHERES

OBSERVER PIX11 PYMNTS.com

SHOW MORE

Meet Our Team



Anup Desai

Founder/CEO/Director

I was born in Brooklyn and raised in Staten Island. I have wonderful immigrant parents that have worked for the City of New York for over 30 years. How do I portray myself as someone that is confident and capable enough to turn a start-up into a billion dollar company and not come off like a pretentious douche bag? I have lived in a number of places (US -NYC and San Diego, Mexico, India) and worked in many industries (government, retail, hospitality, academia). I am a cross between Michael Scott and Tupac, with better hair. In all seriousness, I believe it is my varied experiences that allow me to understand the Sharing Economy and think of it from the perspective of our future users. There is a hole in the market and Rentah can fill it. Rentah can change the world - by reducing waste, building communities, and helping us pay the rent. You read the campaign! Call me if you have any questions - 718-966-3131. October 15, 2013 - Present CEO of Rentah President and Director since March 4, 2014. August 2010 - Present - Adjunct Professor of Geography and Political Science for City University of New York. February 2018 - April 2018 - Temporary Project - Senior Administrative Analyst for The City of New York at the Department of Homelessness



Charlton Smith

Lead Web and Mobile Developer

From an early age I was introduced to computer science and started programming at the age of 12. My dad thought it was a mistake giving me a computer to use. I'm pretty sure every parent thinks that all their child will do is play games excessively but instead I was honing my programming skills. I mean I did hack into Grand Theft Auto a bunch of times...your welcome, but I was also growing as a person. Getting into programming was a way for me to learn how the world works. In a way, you have the power to create and control certain aspects of the economy through technology and that encouraged me to get a deeper understanding of modern technology. "With programming you can find yourself navigating through problem-solving algorithms. If you're self-taught, you'll find that while the root of programming is logic, it's the space for creativity and style that makes it so exciting."



Alyssa Smith

Front End Developer and Project Manager

I've always had a passion for design and artistic expression but growing up in a blue-collar area of Georgia, it always seemed like an impossible dream. There just weren't jobs in that field available in such a rural area, so when NYU's Tandon School of Engineering reached out to me, I jumped at the opportunity to pursue something that would actually make me feel accomplished and happy, so I packed up my essential belongings and moved to a city hundreds of miles from anyone I have ever known, completely alone, and it was the best choice I've ever made. After 2 and a half years at NYU, I made the difficult choice to leave school and begin working, rather than finish school there and drown myself in debt at the start of my life. After that I found Rentah, and for the last 2 and a half years I have poured myself into this site to make it the best it can be. "You miss 100% of the shots you don't take - Wayne Gretzky - Michael Scott" - Alyssa Smith



Wayne Wenlong Wu

Back- End Developer

Hailing from China, via a stop in Canada for his Masters, Wayne brings a specialty of php and python to the Rentah team. With a deep interest in popular technology like Block-Chain and AI and a personal motto of "never stop learning" Wayne has been and intellectual and loyal addition to the Rentah team over the last year.



Giancarlo Castiglioni

Graphic Design

I have always had a deep interest in art and aesthetics. I chose to be a designer because I believe that it's not just about creating something beautiful or artsy, but also about enjoying the creative process behind it, from the first blueprint to the finished product that people will find useful and remember.



Aaron Rozzi

Advisor

COO of Elevatr and Entrepreneur and Advisor specializing in operations and strategy for small to mid-size growth companies. Passions: Classic cars, travel, bonsai trees, cooking, and anything outdoors

Offering Summary

Maximum 1,000,000* shares of common stock ($100,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 100,000 shares of common stock ($10,000)

Company	Rentah, Incorporated
Corporate Address	67 West Street Suite B-1, Brooklyn, NY 11222
Description of Business	Rentah is a peer-to-peer platform that allows people and businesses to maximize the value of their underutilized goods and services.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$0.10
Minimum Investment Amount (per investor)	$100

The 10% Bonus for StartEngine Shareholders

Rentah, Incorporated will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 1,000 shares of Common Stock at $0.10 / share, you will receive 100 Common Stock bonus shares, meaning you'll own 1,100 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Rentah.com to get notified of future updates!

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VIDEO TRANSCRIPT (Exhibit D)

Mrs. Cauliflower takes the world through her day using Rentah, and her role in the Sharing Economy.

{Narrator}

This is Miss Cauliflower
Ms. Cauliflower loves Rentah.
Ms. Cauliflower starts her day dog walking a pup named Terry.

At noon Ms. Cauliflower returns Terry to teach her 1pm Yoga class.
(As you can see her students love Yoga)

Once the class is over all her students pay her in money,
except one student, who pays her in paint,
which she uses for her art endeavors.

By 2pm Ms Cauliflower is in her art studio, where there she paints portrait
These people pay for her locksmith, for which she meets once a week,
due to her habit of forgetting her keys.

By 8pm Ms Cauliflower returns home, except this time she sits with her daughter and peers through a telescope from the Barista down the street.

Together they see the world, until tomorrow at 7pm when she has to return the telescope she found on Rentah.

Rentah, Welcome to the Sharing Economy.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.